UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 005-62335

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VBA Defined Contribution Plan for Bank of Hampton Roads

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hampton Roads Bankshares, Inc.

999 Waterside Dr., Suite 200

Norfolk, VA 23510

VBA DEFINED CONTRIBUTION PLAN FOR

BANK OF HAMPTON ROADS

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

VBA DEFINED CONTRIBUTION PLAN FOR

BANK OF HAMPTON ROADS

Report of Independent Registered Public Accounting Firm

To the Participants and the Plan Administrator

VBA Defined Contribution Plan

for Bank of Hampton Roads:

We have audited the accompanying statement of net assets available for benefits of the VBA Defined Contribution Plan for Bank of Hampton Roads (the Plan) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2009, were audited by other auditors whose report dated July 15, 2010, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

Norfolk, Virginia

July 11, 2011

VBA DEFINED CONTRIBUTION PLAN FOR

BANK OF HAMPTON ROADS

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value	$4,873,734	$4,246,297
Cash	12,528	6,972

Receivables:
Employer contributions	207,087	216,122
Participant contributions	12,738	12,600

Total receivables	219,825	228,722

Total assets	5,106,087	4,481,991

Liabilities:
Liabilities, due to broker	—	28,812

Net assets available for benefits at fair value	5,106,087	4,453,179
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,430)	18,780

Net assets available for benefits	$5,098,657	$4,471,959

The accompanying notes are an integral part of these financial statements.

VBA DEFINED CONTRIBUTION PLAN FOR

BANK OF HAMPTON ROADS

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$292,739	$(557,705)
Interest and dividends	80,582	96,528

Total investment income (loss)	373,321	(461,177)

Contributions:
Employer	207,087	216,122
Participant	356,955	372,657

Total contributions	564,042	588,779

Total additions	937,363	127,602

Deductions from net assets attributed to:
Benefits paid directly to participants	302,909	140,118
Administrative expenses	7,756	10,490

Total deductions	310,665	150,608

Net increase (decrease)	626,698	(23,006)

Net assets available for benefits:
Beginning of year	4,471,959	4,494,965

End of year	$5,098,657	$4,471,959

The accompanying notes are an integral part of these financial statements.

VBA DEFINED CONTRIBUTION PLAN FOR

BANK OF HAMPTON ROADS

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of the Plan

The following description of VBA Defined Contribution Plan for Bank of Hampton Roads (the “Plan”) provides only general information. Bank of Hampton Roads is a wholly owned subsidiary of Hampton Roads Bankshares, Inc. (the “Parent Company”), a publicly traded company. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all eligible employees of the Bank of Hampton Roads (the “Plan Sponsor” or the “Company”) who have one year of service and are age twenty one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions

Each year, participants may contribute up to 92% of pretax compensation, as defined in the Plan, up to the maximum allowable by the Internal Revenue Code (“IRC”). These limits were $16,500 during 2010 and 2009. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. These catch-up contributions are subject to Internal Revenue Service (IRS) limits of $5,500 for 2010 and 2009. Participants may also contribute funds from other tax-qualified plans as rollover contributions. The Plan Sponsor provides matching contributions of 100% of the first 4% of base compensation that a participant contributes to the Plan. Additional profit sharing amounts may be contributed at the discretion of the Parent Company’s board of directors. No discretionary profit sharing contributions were made during the plan years ended December 31, 2010 or 2009. Employees hired after May 8, 2010 enter the Gateway Bank and Trust Company 401(k) plan. Contributions are subject to certain limitations.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of matching contributions and plan earnings on the account and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Investment Options

Participants direct the investments of all contributions into various investment options offered by the Plan. The Plan offers one lifestyle managed portfolio, eighteen self-directed mutual funds, and the Company’s common stock. Participants may choose to invest up to 75% of their account balance and future contributions in the Parent Company’s common stock.

(e)	Vesting

Participants are vested immediately in their contributions and the Plan Sponsor’s matching contributions plus actual earnings thereon. Vesting in the Company’s profit sharing contribution

VBA DEFINED CONTRIBUTION PLAN FOR

BANK OF HAMPTON ROADS

Notes to Financial Statements

December 31, 2010 and 2009

portion of their accounts is based on years of service, as defined by the Plan. A participant is 100% vested after three years of credited service.

(f)	Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments. In certain situations, participants may receive in-service hardship withdrawals from the elective deferral and employer match portions of their account.

(g)	Forfeited Accounts

At December 31, 2010 and 2009, forfeited nonvested accounts totaled $7,376 and $1,420, respectively. These accounts are reallocated to remaining participants’ accounts in the same manner as employer discretionary contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investments contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract-value basis.

(b)	Administrative Expenses

Certain administrative expenses are absorbed by the Plan Sponsor.

(c)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to note 3, Fair Value Measurements, for discussion of fair value measurements.

VBA DEFINED CONTRIBUTION PLAN FOR

BANK OF HAMPTON ROADS

Notes to Financial Statements

December 31, 2010 and 2009

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Fair Value Measurements and Disclosures, which required entities to make new disclosures about recurring and nonrecurring fair value measurements including significant transfers in and out of Level 1 and 2 categories and provide information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 measurements. The ASU also clarifies existing fair value disclosures and is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption did not have a material impact on the Statements of Net Assets Available for Benefits or the Statements of Changes in Net Assets Available for Benefits.

(3)	Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

VBA DEFINED CONTRIBUTION PLAN FOR

BANK OF HAMPTON ROADS

Notes to Financial Statements

December 31, 2010 and 2009

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

The Parent Company’s common stock (the “Common Stock”) is listed on the NASDAQ stock market. While there was an available quoted price throughout 2010, the level of activity (i.e., volume of shares traded on a daily basis) involving the Common Stock was, from time to time during 2010, somewhat limited. Throughout 2010, all purchase and sale activity within the Plan involving the Common Stock occurred based upon the quoted NASDAQ price. On December 28, 2010, the closing quoted price of the Common Stock was $0.485/share, although the Parent Company issued unregistered shares to a group of investors at $0.40/share. The closing quoted price of the Common Stock as of December 31, 2010 on the NASDAQ stock market was the price used to determine the fair value.

Mutual Funds: Valued at the closing prices on the active market, which represents the net asset value of shares held by the Plan at year-end.

Guaranteed Investment Contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. Refer to note 4, Investment Contract with Insurance Company, for more information.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009.

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Common stock	$186,227	$—	$—	$186,227
Mutual funds:
Equity	2,934,519	—	—	2,934,519
Fixed income	1,270,450	—	—	1,270,450

Total	4,204,969	—	—	4,204,969
Guaranteed investment contract	—	—	482,538	482,538

Total investments at fair value	$4,391,196	$—	$482,538	$4,873,734

VBA DEFINED CONTRIBUTION PLAN FOR

BANK OF HAMPTON ROADS

Notes to Financial Statements

December 31, 2010 and 2009

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Common stock	$404,128	$—	$—	$404,128
Mutual funds:
Equity	2,366,382	—	—	2,366,382
Fixed income	846,937	—	—	846,937

Total	3,213,319	—	—	3,213,319
Guaranteed investment contract	—	—	628,850	628,850

Total investments at fair value	$3,617,447	$—	$628,850	$4,246,297

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2010 and 2009.

	Guaranteed investment
	contract
	2010	2009
Balance, beginning of the year	$628,850	$433,859
Unrealized gains relating to instruments still held at the reporting date	20,784	5,222
Purchases, sales, issuances, and settlements, net	(167,096)	189,769

Balance, end of the year	$482,538	$628,850

(4)	Investment Contract with Insurance Company

The Plan has a benefit-responsive investment contract with Metropolitan Life Insurance Company (Met). Met maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Met. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the Net Assets Available for Benefits attributable to the guaranteed investment contract.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2010 and 2009 was $482,538 and $628,850, respectively.

VBA DEFINED CONTRIBUTION PLAN FOR

BANK OF HAMPTON ROADS

Notes to Financial Statements

December 31, 2010 and 2009

The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date. The average yields for the years ended December 31, 2010 and 2009 are as follows.

	2010	2009
Average yields:
Based on actual earnings	8.97%	15.01%
Based on interest rate credited to participants	3.73	3.80

(5)	Tax Status

The Plan has adopted a nonstandardized form of a prototype plan sponsored by Virginia Bankers Association. The prototype plan has received an opinion letter from the IRS as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by the Plan. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods currently in progress.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

VBA DEFINED CONTRIBUTION PLAN FOR

BANK OF HAMPTON ROADS

Notes to Financial Statements

December 31, 2010 and 2009

(7)	Investments

The	following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2010	2009
American Beacon Large Cap Investor Fund	$363,083	$305,671
Davis New York Venture Fund – Class A	345,197	255,706
American Europacific Growth Fund – Class R4	478,295	449,281
T. Rowe Price Institutional Large Cap Growth Fund	737,391	606,136
Munder Midcap Core Growth Fund – Class Y	270,460	*
Pimco Total Return Fund – Class Administrative	521,096	*
Met Managed GIC	482,538	628,850
Federated Intermediate Government/Corporate Fund	409,618	*
Vanguard Short-term Investment Grade Fund	*	289,091
Hampton Roads Bankshares, Inc. common stock	*	404,128

*	Represents less than 5% of the Plan's net assets

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$407,150	$656,989
Common stock	(135,195)	(1,219,916)
Guaranteed interest contract	20,784	5,222

	$292,739	$(557,705)

(8)	Related Party Transactions

Reliance Trust Company is the custodian of the Plan’s mutual funds and the Parent Company’s common stock. These transactions qualify as exempt party-in-interest transactions.

The option to invest in the Parent Company’s common stock makes the Parent Company a party-in-interest, and these transactions qualify as exempt party-in-interest transactions. Investment in employer securities is allowed by ERISA and the United States Department of Labor Rules and Regulations. The fair value of the Company’s common stock is based on quotes from an active market. At December 31, 2010 and 2009, the Plan held 14,325 and 9,344 shares, respectively, of the Company’s common stock. These investments represent approximately 4% and 9% of total plan investments at December 31, 2010 and 2009, respectively.

VBA DEFINED CONTRIBUTION PLAN FOR

BANK OF HAMPTON ROADS

Notes to Financial Statements

December 31, 2010 and 2009

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the increase in Net Assets Available for Benefits per the financial statements for the year ended December 31, 2010 to Schedule H of Form 5500.

Net increase in net assets available for benefits per the financial statements	$626,698
Less 2010 adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,430
Add 2009 adjustment from fair value to contract value for fully benefit-responsive investment contracts	18,780

Net increase in net assets available for benefits per Form 5500	$652,908

(11)	Subsequent Events

The Company has evaluated subsequent events through the date and time the financial statements were issued and noted no additional events required disclosure, except as follows.

Gateway Bank & Trust Company was acquired and merged into the Company as of December 31, 2008. Gateway Bank & Trust Company was the plan sponsor of the Gateway Bank & Trust Company Employees’ Savings & Profit Sharing Plan and Trust (the “Gateway Plan”). Effective April 1, 2011, the Gateway Plan was merged into the Plan.

SUPPLEMENTAL SCHEDULE

VBA DEFINED CONTRIBUTION PLAN FOR

BANK OF HAMPTON ROADS

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 54-1408074 Plan 001

December 31, 2010

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
Mutual funds:
Fidelity investments	11,467 shares of Fidelity US Bond Index Fund	$129,921
Fidelity investments	2,772 shares of Spartan US Equity Index Fund – Investor Class	123,300
Fidelity investments	760 shares of Spartan Total Market Index Fund – Investor Class	27,694
Fidelity investments	19,594 shares of American Beacon Large Cap Investor Fund	363,083
Fidelity investments	4,761 shares of Buffalo Small Cap Growth Fund	124,776
Fidelity investments	6,230 shares of Columbia Small Cap Value Fund II	85,730
Fidelity investments	10,052 shares of Davis New York Venture Fund – Class A	345,197
Fidelity investments	11,757 shares of American gg Growth Fund – Class R4	478,295
Fidelity investments	6,784 shares of Goldman Sachs Mid Cap Value Fund – Institutional Shares	245,224
Fidelity investments	45,018 shares of T. Rowe Price Institutional Large Cap Growth Fund	737,391
Fidelity investments	1,060 shares of Managers Bond Fund	27,153
Fidelity investments	9,506 shares of Munder Midcap Core Growth Fund – Class Y	270,460
Fidelity investments	3,172 Oppenheimer Dev Markets Fund – Class A	115,691
Fidelity investments	12,016 shares of Pimco High Yield Fund – Class A	111,753
Fidelity investments	48,027 shares of Pimco Total Return Fund – Class Administrative	521,096
Fidelity investments	5,455 shares of Vanguard Inflation-Protected Securities Fund	70,909
Fidelity investments	635 shares of Virtus Real Estate Securities Fund – Class A	17,678
Fidelity investments	39,769 shares of Federated Intermediate Government/Corporate Fund	409,618
Guaranteed investment contract	3,042 shares of Met Managed GIC Alliance Benefit Group Trust	482,538
Hampton Roads Bankshares, Inc. *	14,325 shares of common stock	186,227

		$4,873,734

*	Denotes a party-in-interest.

See accompanying independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VBA Defined Contribution Plan for Bank of Hampton Roads, formerly Bank of Hampton Roads Profit Sharing Plan and Trust (Name of Plan)

Date: July 11, 2011	/S/ DOUGLAS J. GLENN
Douglas J. Glenn, Plan Trustee